For Immediate Release

Contact:	Neil A. Daniele
Nomura Asset Management U.S.A. Inc.
Two World Financial Center, Building B
New York, N.Y. 10281
(212) 667-1873

Korea Equity Fund, Inc.
Announces Stock Dividend and Timing for Tender Offer

NEW YORK, NY (November 17, 2011) – Korea Equity Fund, Inc. (NYSE: KEF) (the “Fund”), a closed-end equity fund, announced today that the Fund’s Board of Directors has declared a stock dividend and announced the expected timing of a tender offer.

Stock Dividend

The Fund’s Board of Directors has declared a stock dividend in the amount of $3.065 per share payable on January 18, 2012, to holders of record on November 30, 2011.  Payment of the dividend is required by the U.S. Internal Revenue Code in order for the Fund to remain qualified as a regulated investment company for U.S. federal income tax purposes.

The dividend will be paid in common stock of the Fund; however, shareholders may request that their dividend be paid in cash in lieu of common stock.  The Fund will limit the aggregate amount of cash to be paid out in the dividend distribution to all shareholders to 33% of the aggregate dollar amount of the total dividend distribution.  If cash dividend requests exceed this limit, the Fund will pro-rate the cash dividend among all shareholders who have made such requests, based on the amounts requested.  Requesting shareholders who do not receive 100% of their dividend in cash will receive the balance in shares of common stock of the Fund.  The Fund will not issue fractional shares, but instead will pay cash in lieu of fractional shares.  The dividend per share of

$3.065 consists of $0.46 ordinary income and $2.605 capital gain.  The aggregate amount of the dividend is approximately $27.1 million, of which approximately $4 million represents ordinary income and approximately $23.1 million represents capital gain.  The Fund will provide shareholders with tax information about the characterization of their dividends for U.S. federal income tax purposes.

In connection with the dividend, the Fund’s Board of Directors considered a number of available options, including making an all-cash dividend or a stock dividend with a cash election with various caps as currently permitted by the IRS.  After consideration of the options, the Fund’s Board of Directors approved the 33% cash election dividend for the following reasons:

•	The magnitude of the gains required to be distributed this year.
•	The adverse impact on the Fund’s total expense ratio and investable capital if the dividend were paid entirely in cash.
•	The tax implications to shareholders if further gains were generated as a result of the sale of portfolio securities to raise cash to meet an all-cash or high-cash dividend.

Registered shareholder requests to receive cash in lieu of stock must be received by Computershare Trust Company, N.A., the Fund’s transfer agent, not later than 4 p.m. (New York City time) on January 4, 2012.  Shareholders who hold their shares through a third party intermediary such as a bank, brokerage firm or other financial institution and that wish to receive cash in lieu of stock must notify their broker or other financial institution.

The per share value of shares of the Fund’s common stock to be issued in the stock dividend will be determined in the following manner.  The per share value will be the trade-weighted average trading price of the Fund’s common stock on the New York Stock

Exchange as of the close of trading during a three-business day period ending on January 9, 2012.

A written notice of the dividend will be sent to shareholders by the Fund’s transfer agent.  The written notice will include instructions on how shareholders can elect to receive cash in lieu of stock.  Any shareholder whose request for cash is not made in the proper form or is received after the stated deadline (January 4, 2012) will receive all of the dividend in common stock.

For any shareholder who is a participant in the Fund’s Dividend Reinvestment Plan and makes a cash election as described above, the cash portion of the distribution due to such shareholder will be invested in shares of the Fund in accordance with the terms of the Dividend Reinvestment Plan.

Shareholders who have questions regarding the stock dividend may contact The Altman Group, Inc. at (800) 317-8025.

Tender Offer

The Fund announced an enhanced Discount Management Plan in August 2010.  Under the Plan, the Board of Directors undertakes, among other things, annually to evaluate whether, taking into account the Fund’s performance, trading discount from net asset value and other relevant factors, the Fund should conduct a tender offer for between 5 and 15 percent of its outstanding shares of common stock.  On June 7, 2011, the Fund announced its intention to commence a tender offer for up to 10 percent of its outstanding stock during the fourth quarter of 2011 if its stock traded at a specific discount during the third quarter of 2011.  The stock did trade at the specified discount.  However, in light of the magnitude of the dividend that the Fund is required to pay in the fourth quarter of 2011 in order to remain qualified as a regulated investment company for U.S. federal income tax purposes, the Fund will make the dividend described above and intends to commence the tender offer in January 2012 following such dividend distribution.  The Fund expects to announce the timing and terms of the tender offer in a press release and in a tender offer statement that will be made available to shareholders.

The Fund invests primarily in equity securities of companies domiciled in Korea and is designed for investors seeking long-term capital appreciation.  The manager of the Fund is Nomura Asset Management U.S.A. Inc., which is based in New York.  Nomura Asset Management U.S.A. Inc. is a subsidiary of Nomura Asset Management Co., Ltd., which is one of the largest investment advisory companies in Japan in terms of assets under management and which serves as the investment adviser to the Fund.

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Shareholders of the Fund are advised to read the tender offer statement when it becomes available because it will contain important information.  Investors may obtain the tender offer statement and other filed documents for free at the Securities and Exchange Commission’s web site.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.